Phone:	(215) 569-5488
Fax:	(215) 832-5488
Email:	storero@blankrome.com
August 10, 2006
Barbara C. Jacobs, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Halifax Corporation (“Halifax” or the “Company”)
Registration Statement on Form S-3
Filed March 31, 2006
File No. 333-132901

Annual Report on Form 10-K for March 31, 2005
Filed July 14, 2005
File No. 1-08964
Dear Ms. Jacobs:
     On behalf of the Company, we submit the revised legal opinion in response to the comment raised in the Staff’s letter dated August 9, 2006 (the “Comment Letter”). The legal opinion is included in Amendment No. 2 to the Registration Statement.
     A request for acceleration is also enclosed.
     If you or any members of the Staff have any questions, please do not hesitate to contact the undersigned at (215) 569-5488.

Sincerely,
/s/ Jane K. Storero
Jane K. Storero

cc:	Hugh Fuller
Charles L. McNew
Barry H. Genkin